UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): SKEENA RESOURCES LIMITED

B.	(1) This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	SKEENA RESOURCES LIMITED

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-40961

Filed by:	SKEENA RESOURCES LIMITED

Date Filed (if filed concurrently, so indicate):	October 22, 2021 (concurrently with Form 40-F)

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

1021 West Hastings Street, Suite 650

Vancouver, British Columbia

Canada, V6E 0C3

604-684-8725

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the U.S Securities and Exchange Commission (the “Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, this 22nd day of October, 2021.

Filer: SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Name:	Andrew MacRitchie
Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on October 22 2021.

CT CORPORATION SYSTEM
As Agent for Service of Process for Skeena Resources Limited

By:	/s/ David Westcott
Name:	David Westcott
Title:	Assistant Secretary

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